Absolute Software Reports Third Quarter Fiscal 2022 Financial Results
Company delivers record cash from operations of $17 million
Enterprise and Government ARR growth accelerates to record 18% year over year, and total ARR breaks $200 million
VANCOUVER, British Columbia and SAN JOSE, Calif. – May 10, 2022 – Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST) (the “Company”), a leader in self-healing endpoint and secure access solutions, today announced its financial results for its third quarter fiscal 2022 ended March 31, 2022. All dollar figures are stated in U.S. dollars, unless otherwise indicated.
“We continued to deliver strong financial results in Q3, achieving record Enterprise and Government ARR growth and breaking the $200 million ARR mark while meeting the Rule of 40 for the seventh consecutive quarter,” said Christy Wyatt, Absolute Software’s President and CEO. “The momentum we are seeing is a direct result of our integrated product strategy resonating with customers, and the steady cadence of product innovation we are bringing to market. As more organizations adopt a robust endpoint-centric security posture in this next chapter of hybrid work, we are strongly positioned to address their top priorities and challenges with our unique self-healing endpoint and secure access solutions.”

Third Quarter Fiscal 2022 (“Q3 F2022”) Financial Highlights
•Revenue for Q3 F2022 was $52.0 million, representing 69% growth compared to Q3 of fiscal year 2021 (“Q3 F2021”).
•Adjusted Revenue(1) for Q3 F2022 was $54.5 million, representing 78% growth compared to Q3 F2021 Adjusted Revenue, and 18% growth compared to Q3 F2021 revenue on an as-if combined basis without factoring in acquisition related adjustments(2).
•Net loss for Q3 F2022 was $6.5 million, compared to net income of $2.2 million for Q3 F2021.
•Total ARR(4) at March 31, 2022 was $202.9 million, representing 68% growth over the prior year reported ARR, and growth of 16% compared to an as-if combined basis for Q3 F2021(3).
•The Enterprise & Government portions of Total ARR grew by 101% over the prior year, and by 18% compared to an as-if combined basis for Q3 F2021(3). The Enterprise & Government portion represented 78% of Total ARR at March 31, 2022.
•The Education sector portion of Total ARR grew by 8% year over year, and by 7% compared to an as-if combined basis for Q3 F2021(3). The Education sector portion represented 22% of Total ARR at March 31, 2022.
•New Logo ARR(4) was $3.2 million for Q3 F2022, compared to $2.6 million for Q3 F2021. New Logo ARR grew by 5% compared to an as-if combined basis for Q3 F2021.
•Net Dollar Retention(4) was 107% for Q3 F2022, compared to 110% in Q3 F2021.
•Adjusted EBITDA(1) for Q3 F2022 was $13.8 million or 25% of Adjusted Revenue(1), compared to $7.7 million or 25% of Adjusted Revenue for Q3 F2021.
•Cash from operating activities was $17.0 million for Q3 F2022, an increase from $7.3 million for Q3 F2021.
•A quarterly dividend of CAD$0.08 per outstanding common share was paid in Q3 F2022.
Notes:
(1)Adjusted Revenue and Adjusted EBITDA are non-IFRS measures. Refer to the “Use of non-IFRS measures and key metrics” section of the Q3 F2022 MD&A for further discussion of these measures and the “Results of Operations” section of the MD&A for reconciliation to the nearest IFRS measure.
(2)Q3 F2021 revenue on an as-if combined basis includes the combined revenue of Absolute and NetMotion for Q3 F2021, as if the acquisition of NetMotion occurred on July 1, 2020. Revenue attributable to Absolute Software is reported under IFRS and revenue attributable to NetMotion is reported under US GAAP. The amount does not include US GAAP to IFRS adjustments, which are deemed immaterial.
(3)Q3 F2021 ARR on an as-if combined basis combines the historical ARR of Absolute and NetMotion at March 31, 2021, as if the acquisition of NetMotion occurred on July 1, 2020.
(4)Total ARR, New Logo ARR and Net Dollar Retention are key metrics. Refer to the “Use of non-IFRS measures and key metrics” section of the Q3 F2022 MD&A for further discussion of these measures.

Selected Quarterly Information
USD millions, except percentages, number of shares, and per share amounts

	Q3 F2022	Q3 F2021	Change	YTD F2022	YTD F2021	Change
Revenue
Cloud and subscription services	$49.5	$28.6	73%	$137.5	$82.6	66%
Managed professional services	1.0	1.1	(9%)	3.0	3.6	(17%)
Recurring revenue(1)	$50.5	$29.7	70%	$140.5	$86.2	63%
Other(1)	1.5	1.0	50%	4.3	2.8	54%
Total revenue	$52.0	$30.7	69%	$144.8	$89.0	63%

Adjusted Revenue(2)	$54.5	$30.7	78%	$156.4	$89.0	76%

Total annual recurring revenue (“ARR”)(3)	$202.9	$120.4	68%

Net income (loss)	$(6.5)	$2.2	(395%)	$(19.1)	$6.7	(385%)
Per share – basic	(0.13)	0.05		(0.38)	0.15
Per share – diluted	(0.13)	0.04		(0.38)	0.14
As a percentage of revenue	(13%)	7%		(13%)	8%

Adjusted EBITDA(2)	$13.8	$7.7	79%	$40.4	$23.9	69%
As a percentage of Adjusted Revenue	25%	25%		26%	27%

Cash from operating activities	$17.0	$7.3	134%	$31.1	$35.4	(12%)

Dividends paid	$3.2	$3.1	3%	$9.5	$8.7	9%
Per share (CAD)	0.08	0.08		0.24	0.24

As at				March 31, 2022	June 30, 2021	Change
Cash, cash equivalents, and short-term investments				$69.1	$140.5	(51%)
Total assets				543.4	232.6	134%
Deferred revenue(4)				194.3	160.2	21%
Total non-current financial liabilities(5)				272.6	9.0	2929%
Common shares outstanding (millions)				51.0	49.6	3%
Notes:
(1)Recurring revenue represents revenue derived from cloud services, term-based subscription licenses, maintenance services and recurring managed professional services. Other revenue represents revenue derived from perpetual software licenses, non-recurring professional services and ancillary product lines, including consumer products.
(2)Adjusted Revenue, Adjusted EBITDA, and Adjusted EBITDA as a percentage of Adjusted Revenue are non-IFRS measures. Refer to the “Use of non-IFRS measures and key metrics” section of the Q3 F2022 MD&A for further discussion of these measures.
(3)Total ARR is a key metric. Refer to the “Use of non-IFRS measures and key metrics” section of the Q3 F2022 MD&A for further discussion of this measure.
(4)Deferred revenue includes current and non-current amounts.
(5)Total non-current financial liabilities include non-current portion of lease liabilities and long-term debt.

Q3 F2022 Business Highlights
Business and organizational developments:
•In February, Absolute was featured as a Representative Vendor in the 2022 Gartner Market Guide for Zero Trust Network Access (ZTNA).
•In February, we were named to G2’s 2022 Best Software Awards for Best Security Products list in the Endpoint Security category – driven by continued customer satisfaction and significant market presence.
•In March, we announced the appointment of Ron Fior as Interim Chief Financial Officer (CFO).
Product and service highlights:
•In Q3, we reached nearly 13.6 million active endpoints across our global customer base – an increase of 17% year over year.
•In Q3, we grew our catalogue of Application Persistence™ titles by 81% year over year.
•In February, our Secure Access product (NetMotion Mobility 12.14) achieved Common Criteria Evaluation Assurance Level (EAL) 4+, the highest certification level recognized internationally under the Common Criteria program for software products. Absolute is the only network solutions provider to achieve this certification across Android, iOS, macOS, and Windows for its Virtual Private Network (VPN) technology.
•In February, we successfully completed the System and Organization Controls (SOC 2) Type I audit for our Secure Access cloud platform (formerly NetMotion by Absolute).
•In March, we launched Absolute Insights™ for Endpoints and Networks – enabling organizations to track and analyze critical performance metrics spanning endpoints, users, applications, and network connections.

Partner and other highlights:

•In Q3, OEM partners included Absolute as a core component of their Net New and Expansion Education Programs, focused on enabling K-12 organizations to leverage the Emergency Connectivity Fund (ECF) and end of year device reclamation capabilities.
•In March, we appointed the Nuvias Group as distributor in the DACH region, expanding on previous distribution agreements in the UK and Benelux.
•In March, we were recognized by CRN®, a brand of The Channel Company, with a 5-star rating in its 2022 Partner Program Guide for the second consecutive year. The 5-star rating is awarded to select vendors that help push growth and positive change through their partner programs.

F2022 Financial Outlook
The Company’s updated financial outlook for its 2022 fiscal year (July 1, 2021 – June 30, 2022) is as follows(1):
•Increased full-year F2022 adjusted revenue(2) to be in the range of $209.5 million to $210.5 million; this equates to a full-year F2022 adjusted revenue growth of approximately 14.9% to 15.4% (3).
•Increased full-year F2022 Adjusted EBITDA(2) margin, calculated on adjusted revenue, to be in the range of 24.5% to 25.5%.
Notes:
1.The Company does not provide a reconciliation of forward-looking non-IFRS financial measures to the most directly comparable IFRS financial measure because it is unable to predict certain items contained in the IFRS measures without unreasonable efforts.
2.Adjusted revenue and adjusted EBITDA are non-IFRS measures. Please refer to “Use of non-IFRS measures and key metrics” section in this earnings release or our most recent MD&A for further discussion of these measures.
3.Adjusted revenue growth rate guidance for F2022 is based on an as-if combined basis without factoring in acquisition related adjustments and includes the combined revenue of Absolute and NetMotion for F2021. Revenue attributable to Absolute is reported under IFRS and revenue attributable to NetMotion is reported under US GAAP. The amount does not include US GAAP to IFRS adjustments, which are deemed immaterial.

The foregoing outlook and expectations constitute forward-looking statements and financial outlook and are qualified in their entirety by the “Forward-Looking Statements” cautionary statement below. The purpose of this financial outlook is to provide readers with disclosure regarding management’s current reasonable expectations and plans for F2022. Readers are cautioned that this financial outlook may not be appropriate for other purposes.
Quarterly Dividend
On April 20, 2022, we declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on May 25, 2022 to shareholders of record at the close of business on May 12, 2022.
Quarterly Filings and Related Quarterly Financial Information
Management’s Discussion and Analysis (“MD&A”) and Consolidated Financial Statements and the notes thereto for the fiscal period ended March 31, 2022 can be obtained today from Absolute’s corporate website at www.absolute.com. The documents will also be available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additionally, the Company today will publish on the Investor Relations section of its website (www.absolute.com/company/investors/) a Q3 F2022 Earnings Presentation and a dashboard of Selected Operating and Financial Metrics.
Conference Call
Absolute Software will host a conference call on Tuesday, May 10, 2022 at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss its results and business outlook. The call will be accessible by dialing 1-844-763-8274 or 1-412-717-9224; participants should ask to join the Absolute Software call. A live audio webcast of the conference call will also be available via the Absolute Investor Relations website.
The conference call will be archived for replay until Tuesday, May 17, 2022. To access the archived conference call, please dial 855-669-9658 or 1-877-344-7529 and enter the reservation code 1508130. To access the replay using an international dial-in number, please use this link. An archived replay of the webcast will be available for one year.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust security for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - enabling customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.
©2022 Absolute ©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™️ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760

Media Relations
Becki Levine
press@absolute.com
858-524-9443

Use of non-IFRS measures and key metrics
Throughout this press release we refer to a number of measures and metrics which we believe are meaningful in the assessment of the Company’s performance. Many of these measures and metrics do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are unlikely to be comparable to similarly titled measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results or cash flows from operations as determined in accordance with IFRS.
The purpose of these non-IFRS measures and key metrics is to provide supplemental information that may prove useful to readers who wish to consider the impact of certain non-cash or non-recurring items on the Company’s operating performance, and assist in comparison of our operating results over historical periods. Supplementing IFRS disclosures with non-IFRS measures outlined below provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. Management uses both IFRS and non-IFRS measures when planning, monitoring and evaluating the Company’s performance.
These measures and metrics are as follows.

Key Metrics
a)Total ARR, Net Dollar Retention, and New Logo ARR
As the majority of our customer contracts are sold under prepaid multi-year term licenses, there is typically a significant lag between the timing of the invoice and the associated revenue recognition. As a result, we focus on the annualized recurring value of all active contracts, measured by Annual Recurring Revenue (“ARR”), as an indicator of our future recurring revenues. ARR includes multi-year and short-term subscriptions for cloud-based services, as well as, managed professional services and professional services with terms greater than one year. Both multi-year contracts and contracts with terms less than one year are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by twelve. We believe that increases in the amount of New Logo ARR, and improvement in our Net Dollar Retention, will accelerate the growth of Total ARR and, in turn, our future revenues. We provide these metrics as they are used to manage the business, however we believe there is no similar measure under IFRS to which they would be reconciled.
Total ARR is a key metric and measures the aggregate annualized recurring revenues of all active contracts at the end of a reporting period, and therefore is an indicator of our future revenue streams. Total ARR will change over a period through the retention, attrition and expansion of existing customers and the acquisition of new customers.
Net Dollar Retention (previously “Net ARR Retention”) is a key metric and measures the percentage increase or decrease in Total ARR at the end of a year for customers that comprised Total ARR at the beginning of the year. This metric provides insight into the effectiveness of our activities to retain and expand the ARR of our existing customers.
New Logo ARR (previously “ARR from New Customers”) is a key metric and measures the addition to Total ARR from sales to new customers during a period.

Non-IFRS Measures
a)Adjusted Revenue
Adjusted Revenue is defined as revenue, excluding fair value adjustments relating to acquired deferred revenue. In connection with the acquisition of NetMotion, NetMotion’s deferred revenue was written down to its fair value at the acquisition date. As a result, related revenue in the post acquisition period does not reflect the full amount of revenue that would otherwise be recognized. We believe excluding fair value adjustments relating to deferred revenue provides a useful measure of the Company’s performance as it allows for comparability across future periods, where revenue recognized would reflect the transaction price, without acquisition-related fair value adjustments.
b)Adjusted Gross Margin and Gross Margin %
Adjusted Gross Margin is defined as gross margin, adjusted for depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, and non-recurring items. Adjusted Gross Margin % is defined as Adjusted Gross Margin, as a percentage of Adjusted Revenue.
c)Adjusted Operating Expenses
Adjusted Operating Expenses is defined as sales and marketing expense, research and development expense, and general and administrative expense, excluding depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred commission expense, restructuring or reorganization charges and post-retirement benefits, and non-recurring items.
d)Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)
Adjusted EBITDA is defined as net income before interest income or expense, income taxes, depreciation and amortization, foreign exchange gains or losses, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, fair value adjustments relating to acquired deferred commission expense, restructuring or reorganization charges and post-retirement benefits, and non-recurring items.
We believe Adjusted EBITDA provides a useful measure of the Company’s performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other IFRS financial measures. Some of the limitations of Adjusted EBITDA are that it excludes recurring expenses for interest payments, does not reflect the dilution that results from share-based compensation, and does not reflect the cost to replace amortized property and equipment and right-of-use assets. It may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

Reconciliation of non-IFRS measures from IFRS measures are presented below.
Adjusted Revenue

(USD millions)	Q3 F2022	Q3 F2021	YTD F2022	YTD F2021
Revenue	$52.0	$30.7	$144.8	$89.0
Adjustments:
Fair value adjustments relating to acquired deferred revenue	2.5	—	11.6	—
Adjusted Revenue	$54.5	$30.7	$156.4	$89.0
Adjusted Gross Margin

(USD millions)	Q3 F2022	Q3 F2021	YTD F2022	YTD F2021
Gross margin	$42.9	$26.4	$117.8	$77.6
Adjustments:
Depreciation and amortization(1)	2.8	0.2	8.4	0.5
Share-based compensation	0.2	0.4	1.5	1.0
Fair value adjustments relating to acquired deferred revenue	2.5	—	11.6	—
Adjusted Gross Margin	$48.4	$27.0	$139.3	$79.1
Adjusted Gross Margin %	89%	88%	89%	89%

Adjusted Operating Expenses

(USD millions)	Q3 F2022	Q3 F2021	YTD F2022	YTD F2021
Total Operating Expense	$44.5	$23.2	$126.8	$67.1
Adjustments:
Depreciation and amortization(1)	(3.3)	(1.4)	(10.6)	(3.8)
Share-based compensation	(4.3)	(2.4)	(11.1)	(6.9)
Fair value adjustments relating to acquired deferred commission	0.3	—	1.6	—
Non-recurring items(2)	(2.6)	(0.2)	(7.9)	(1.2)
Adjusted Operating Expense	$34.6	$19.2	$98.8	$55.2
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.
(2)Non-recurring items for Q3 F2022 includes professional fees and other costs relating to the acquisition of NetMotion, integration costs, and legal expenses.

Adjusted EBITDA

(USD millions)	Q3 F2022	Q3 F2021	YTD F2022	YTD F2021
Net (loss) income	$(6.5)	$2.2	$(19.1)	$6.7
Adjustments:
Depreciation and amortization(1)	6.1	1.5	19.0	4.3
Share-based compensation	4.6	2.8	12.6	8.0
Interest expense	5.1	0.2	15.4	0.4
Foreign exchange loss	0.3	0.1	0.5	0.6
Income tax (recovery) expense	(0.6)	0.7	(5.9)	2.7
Fair value adjustments relating to acquired deferred revenue	2.5	—	11.6	—
Fair value adjustments relating to acquired deferred commission	(0.3)	—	(1.6)	—
Non-recurring items(2)	2.6	0.2	7.9	1.2
Adjusted EBITDA	$13.8	$7.7	$40.4	$23.9
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.
(2)Non-recurring items for Q3 F2022 includes professional fees and other costs relating to the acquisition of NetMotion, integration costs, and legal expenses.

Forward-Looking Statements
This press release contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation: the information under the heading “F2022 Financial Outlook”, statements regarding the NetMotion acquisition and integration, statements regarding Absolute’s market opportunity and ability to accelerate growth, and any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic and the NetMotion acquisition; projected revenues, expenses, margins, and profitability; anticipated strategic, operational, and financial benefits and synergies of the NetMotion acquisition and integration; future trends, opportunities, challenges, and growth in Absolute’s industry; the impacts of the COVID-19 pandemic on Absolute’s business, operations, prospects, and financial results; Absolute’s ability to grow revenue by selling to new customers and increasing subscriptions with existing customers; Absolute’s ability to renew customers’ subscriptions; Absolute’s ability to maintain and enhance its competitive advantages within its industry and in certain markets; the maintenance and development of Absolute’s PC OEM and other partner networks, including APaaS; existing and new product functionality and suitability; Absolute’s product and research and development strategies and plans; increases to brand awareness and market penetration; international operations and growth; and other aspects of Absolute’s operations or operating results. Forward-looking statements, including the F2022 Financial Outlook, are provided as of the date hereof for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; Absolute will be able to successfully complete the integration of NetMotion’s operations and fully realize the expected benefits to and synergies from Absolute from the acquisition; Absolute will be able to implement its plans, forecasts, and other expectations with respect to the NetMotion acquisition and realize expected synergies; Absolute will be able to successfully manage the impacts of COVID-19 on its business, operations, prospects, and financial results; there will continue to be a trend toward mobile computing and remote working and/or distance learning, in the short, medium, and/or long-term, and resulting demand for Absolute’s solutions; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions efficiently and cost effectively; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; industry data and projections are accurate and reliable; Absolute will be able to adapt its technology to be compatible with changes to existing and new PC and other device operating systems; Absolute will be able to maintain and develop its PC OEM and other channel partner networks; Absolute’s current and future (if any) PC OEM partners will continue to permit embedding of its firmware technology and/or provide distribution and resale support; Absolute’s business development strategies and plans will be successful as currently expected; Absolute’s APaaS initiative will expand successfully and deliver anticipated benefits; Absolute will be able to maintain or grow its sales to education customers; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; Absolute will meet its commitments under and remain in compliance with its term loan facility; future financing will be available to Absolute on favourable terms, if and when required; Absolute will be in a financial position to issue dividends in the future; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property is and will be sufficient and its technology does not and will not materially infringe third-party intellectual property rights; Absolute will be able to obtain any necessary third-party licenses on favourable terms; Absolute will not become involved in material litigation or subject to material adverse judgments, damages awards, or regulatory sanctions; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its SEC registration and Nasdaq listing; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; and political, economic, and market conditions (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges.
Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as more particularly described and referred to in the “Risk and Uncertainties” section of Absolute’s Q3 F2022 MD&A: that Absolute may not be able to accurately predict its rate of growth and profitability; Absolute’s dependence on PC OEMs for embedding its firmware technology; Absolute’s reliance on its PC OEM and other distribution, resale, and other channels; risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to successfully integrate NetMotion’s operations; that Absolute may be unable implement its plans, forecasts, and other expectations for the NetMotion acquisition as anticipated, or at all, to realize the expected synergies from the NetMotion acquisition; that the Absolute-NetMotion combined company will not have the projected financial profile and will not experience the expected financial benefits and synergies; that the NetMotion acquisition and integration will disrupt Absolute’s business; that Absolute may be unable to attract new customers or maintain its existing customer base or grow or upgrade the services provided to these customers; that customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that Absolute’s business development activities will not advance and deliver the benefits as currently anticipated; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; that changes in macroeconomic conditions may harm our growth strategies and business prospects; that Absolute will not achieve FedRAMP certification, on the timeline currently expected or at all, which may hinder its ability to achieve greater penetration into government markets; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities, or defects; that Absolute could suffer security breaches impacting the data that Absolute processes and otherwise handles; other risks associated with data security, privacy controls, and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems, or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; risks associated with cyclical business impacts on Absolute; Absolute may fail to meet its commitments under or remain in compliance with its term loan facility, which could allow the lenders to accelerate the repayment of the debt; future financing that may be required may not be available on favourable terms; risks associated with the competition Absolute faces within its industry; that industry data and projections are inaccurate and unreliable; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating certain “open source” software; that Absolute may be unable to maintain technology licenses from third parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to Absolute’s SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute is subject to litigation or other dispute resolution from time-to-time; that Absolute may become subject to material adverse judgments, damages awards, or regulatory sanctions; risks related to Absolute’s foreign operations; that Absolute may be unable to successfully manage and/or integrate any future acquisitions; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions; risks related to Absolute’s reliance on its reseller and other partners for billings; that Absolute may reduce or eliminate its periodic dividend payments in the future; income tax related risks; that Absolute may not currently have or maintain adequate insurance coverages for the risks associated with its business; that Absolute may become subject to product liability claims; risks related to Absolute’s reliance on copyrights, trademarks, trade secrets, and confidentiality procedures and similar contractual provisions; risks related to economic, market, and political volatility and uncertainty; and Absolute will not be able to maintain or enhance its accounting policies and standards and internal controls over financial reporting.. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.
All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

ABSOLUTE SOFTWARE CORPORATION Interim Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	March 31, 2022	June 30, 2021
Assets
Current assets:
Cash and cash equivalents	$ 68,715	$ 140,166
Short-term investments	360	360
Trade and other receivables	39,169	24,113
Income tax receivable	1,857	628
Prepaid expenses and other	8,680	5,802
Contract acquisition assets – current	9,193	8,253
	127,974	179,322
Property and equipment	5,035	4,629
Right-of-use assets	9,875	9,967
Deferred income tax assets	35,847	31,339
Contract acquisition assets	6,063	6,271
Intangible assets	121,978	—
Goodwill	236,006	1,100
Other assets	650	—
	$ 543,428	$ 232,628

Liabilities
Current liabilities:
Trade and other payables	$ 39,007	$ 34,116
Income tax payable	311	20
Lease liabilities – current	4,044	2,908
Long-term debt – current	1,646	—
Deferred revenue – current	122,582	93,303
	167,590	130,347
Lease liabilities	7,921	8,960
Long-term debt	264,630	—
Deferred revenue	71,744	66,879
Deferred income tax liability	23,488	—
	535,373	206,186
Shareholders’ Equity
Share capital	160,658	151,521
Equity reserve	47,907	46,489
Treasury shares	(264)	(264)
Accumulated other comprehensive income (loss)	(78)	188
Deficit	(200,168)	(171,492)
	8,055	26,442
	$ 543,428	$ 232,628

ABSOLUTE SOFTWARE CORPORATION
Interim Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Unaudited)
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Revenue	$51,985	$30,654	$144,784	$89,006
Cost of revenue	9,098	4,271	27,026	11,389
Gross margin	42,887	26,383	117,758	77,617

Operating expenses
Sales and marketing	19,277	11,858	59,838	33,772
Research and development	12,434	5,673	33,949	17,330
General and administration	12,848	5,627	33,124	16,014
	44,559	23,158	126,911	67,116

Operating (loss) income	(1,672)	3,225	(9,153)	10,501

Other (expense) income
Interest income	2	9	3	48
Interest expense	(5,085)	(180)	(15,443)	(475)
Foreign exchange loss	(326)	(102)	(478)	(587)
	(5,409)	(273)	(15,918)	(1,014)

Net (loss) income before income taxes	(7,081)	2,952	(25,071)	9,487

Income tax recovery (expense)	624	(719)	5,923	(2,749)
Net (loss) income	$(6,457)	$2,233	$(19,148)	$6,738

Items that may be reclassified subsequently to profit or loss
Unrealized gain (loss) on derivatives, net of tax	108	(129)	(203)	461
Foreign currency translation	(45)	—	(63)	—
Total comprehensive (loss) income	$(6,394)	$2,104	$(19,414)	$7,199

Basic net (loss) income per common share	$(0.13)	$0.05	$(0.38)	$0.15
Diluted net (loss) income per common share	$(0.13)	$0.04	$(0.38)	$0.14

Weighted average number of common shares outstanding
Basic	50,727,764	49,334,291	50,153,476	46,962,167
Diluted	50,727,764	52,357,542	50,153,476	49,944,614

ABSOLUTE SOFTWARE CORPORATION Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income (Loss)	Deficit	Total
Balance, June 30, 2020	42,535,495	$81,890	$38,524	$(264)	$—	$(163,212)	$(43,062)
Shares issued for cash	6,272,727	69,000	—	—	—	—	69,000
Share issuance cost	—	(4,129)	—	—	—	—	(4,129)
Shares issued on stock option exercise	104,794	791	(147)	—	—	—	644
Shares issued under Employee Stock Ownership Plan ("ESOP")	68,089	512	—	—	—	—	512
Shares issued under Performance and Restricted Share Unit plan ("PRSU")	517,300	3,153	(4,392)	—	—	—	(1,239)
Share-based compensation	—	—	6,345	—	—	—	6,345
Cash dividends	—	—	—	—	—	(8,733)	(8,733)
Unrealized gain on derivatives, net of tax	—	—	—	—	461	—	461
Net income	—	—	—	—	—	6,738	6,738
Balance, March 31, 2021	49,498,405	$151,217	$40,330	$(264)	$461	$(165,207)	$26,537
Share issuance cost	—	(99)	—	—	—	—	(99)
Shares issued on stock option exercise	2,050	14	(2)	—	—	—	12
Shares issued under PRSU	73,374	389	(389)	—	—	—	—
Share-based compensation	—	—	2,194	—	—	—	2,194
Cash dividends	—	—	—	—	—	(3,279)	(3,279)
Unrealized loss on derivatives, net of tax	—	—	—	—	(273)	—	(273)
Tax deduction on share based compensation	—	—	4,356	—	—	—	4,356
Net loss	—	—	—	—	—	(3,006)	(3,006)
Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442
Shares issued on stock option exercise	273,398	1,572	(194)	—	—	—	1,378
Shares issued under ESOP	94,697	853	—	—	—	—	853
Shares issued under PRSU	1,096,408	6,785	(9,783)	—	—	—	(2,998)
Share-based compensation	—	—	13,836	—	—	—	13,836
Cash dividends	—	—	—	—	—	(9,528)	(9,528)
Unrealized loss on derivatives, net of tax	—	—	—	—	(203)	—	(203)
Tax deduction on share issuance costs	—	(73)	—	—	—	—	(73)
Tax deduction on share based compensation	—	—	(2,441)	—	—	—	(2,441)
Foreign currency translation	—	—	—	—	(63)	—	(63)
Net loss	—	—	—	—	—	(19,148)	(19,148)
Balance, March 31, 2022	51,038,332	$160,658	$47,907	$(264)	$(78)	$(200,168)	$8,055

ABSOLUTE SOFTWARE CORPORATION Interim Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in thousands of United States dollars)

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Cash from (used in):
Operating activities:
Net (loss) income	$(6,457)	$2,233	$(19,148)	$6,738
Items not involving cash:
Depreciation of property and equipment	847	802	2,575	2,480
Amortization of right-of-use assets	825	662	2,764	1,759
Amortization of acquired intangible assets	4,441	—	13,623	—
Amortization of contract acquisition assets	3,641	2,896	11,155	8,068
Share-based compensation	4,553	2,806	12,579	7,953
Deferred income taxes	(1,275)	(58)	(8,503)	(137)
Interest expense	4,999	155	15,197	399
Unrealized foreign exchange (gain) loss	163	83	65	564
Changes in non-cash operating working capital:
Trade and other receivables	1,673	(3,134)	(3,548)	3,568
Income tax receivable	22	(258)	(341)	(691)
Prepaid expenses and other	(1,976)	1,322	(3,155)	(1,413)
Contract acquisition assets	(3,304)	(2,715)	(11,887)	(9,141)
Trade and other payables	2,311	(118)	925	1,521
Income tax payable	109	(3)	180	(362)
Deferred revenue	6,474	2,603	18,657	14,088
Cash from operating activities	17,046	7,276	31,138	35,394

Investing activities:
Purchase of property and equipment	(247)	(1,780)	(869)	(2,874)
Lease incentive received	—	68	—	68
Proceeds from maturities of short-term investments	—	—	—	17,027
Acquisition of NetMotion	(309)	—	(342,008)	—
Cash (used in) from investing activities	(556)	(1,712)	(342,877)	14,221

Financing activities:
Proceeds from public offering	—	—	—	69,000
Share issue costs	—	(378)	—	(5,498)
Dividends paid	(3,153)	(3,141)	(9,528)	(8,733)
Proceeds from exercise of stock options and ESOP	415	685	1,793	1,386
Tax remittances on share based compensation	—	(1,239)	(354)	(1,239)
Payment of lease liabilities	(864)	(793)	(2,874)	(2,001)
Proceeds from long-term debt, net of transaction costs (note 9)	—	—	267,543	—
Principal repayment of long-term debt	(688)	—	(2,063)	—
Interest payment on long-term debt	(4,617)	—	(14,042)	—
Cash (used in) from financing activities	(8,907)	(4,866)	240,475	52,915

Foreign exchange effect on cash	(104)	48	(187)	113
Increase (decrease) in cash and cash equivalents	7,479	746	(71,451)	102,643
Cash and cash equivalents, beginning of period	61,236	131,624	140,166	29,727
Cash and cash equivalents, end of period	$68,715	$132,370	$68,715	$132,370

Selected Operating & Financial Metrics | Q3 F2022
USD Thousands, except per share data

	Q3 F2022 *	Q2 F2022 *	Q1 F2022 *	F2021	Q4 F2021	Q3 F2021
ARR
Total ARR	202,890	195,577	187,445	123,411	123,411	120,412
yoy growth	15.7%	15.4%	17.1%	13.9%	13.9%	18.7%
New Logo ARR	3,244	3,663	4,732	8,516	2,707	2,554
yoy growth	5.3%	76.2%	97.9%	25.8%	(22.3%)	168.2%
Net Dollar Retention	107%	107%	109%	106%	106%	110%
# of Active Endpoints	13,565	13,336	12,506	11,577	11,577	11,570
yoy growth	17.2%	16.3%	18.0%	16.8%	16.8%	18.3%
TOTAL ARR BY VERTICAL
Enterprise & Government	158,068	150,632	143,877	81,982	81,982	78,748
yoy growth	18.5%	16.5%	16.9%	10.7%	10.7%	11.5%
Education	44,822	44,945	43,569	41,429	41,429	41,664
yoy growth	6.9%	11.9%	17.8%	20.9%	20.9%	35.3%
TOTAL ARR BY GEOGRAPHY
North America	159,220	155,334	150,916	102,656	102,656	100,893
yoy growth	9.5%	9.4%	11.1%	9.7%	9.7%	14.9%
International	43,670	40,243	36,530	20,755	20,755	19,519
yoy growth	46.1%	46.8%	51.0%	40.5%	40.5%	42.8%

REVENUE
Total Adjusted Revenue	54,477	52,939	49,014
yoy growth	17.7%	16.7%	14.7%
Total Revenue	51,985	49,050	43,749	120,784	31,777	30,654
yoy growth	69.6%	64.3%	53.5%	15.4%	17.0%	17.6%
Recurring Revenue	50,505	47,642	42,383	117,048	30,838	29,696
% of revenue	97.2%	97.1%	96.9%	96.9%	97.0%	96.9%
yoy growth	70.1%	64.7%	53.6%	16.5%	19.0%	18.2%
Cloud Services	49,503	46,639	41,377	112,440	29,813	28,579
yoy growth	73.2%	68.6%	56.9%	16.7%	20.1%	18.7%
Managed Services	1,002	1,003	1,006	4,609	1,025	1,117
yoy growth	(10.3%)	(20.1%)	(16.9%)	10.4%	(7.3%)	16.5%
Other Revenue	1,480	1,408	1,366	3,736	940	958
% of revenue	2.8%	2.9%	3.1%	3.1%	3.0%	3.1%
yoy growth	54.5%	50.9%	50.8%	(10.2%)	(24.0%)	2.0%
Software License	173	194	176
yoy growth	100.0%	100.0%	100.0%
Other	1,307	1,214	1,190	3,736	940	958
yoy growth	36.5%	30.1%	31.5%	(10.2)%	(24.0)%	2.0%

OTHER METRICS
Adj. Gross Margin (non-IFRS)	48,385	47,045	43,908	106,863	27,781	26,918
Margin % **	89%	89%	90%	88%	87%	88%
Adj. EBITDA (non-IFRS)	13,785	13,785	12,801	31,867	7,977	7,693
Margin % **	25.3%	26.0%	26.1%	26.4%	25.1%	25.1%
Adj. EPS (non-IFRS)	0.10	0.13	0.09	0.46	0.12	0.11
Weighted avg # of shares outstanding - basic	50,728	50,073	49,673	47,132	49,534	49,334
Weighted avg # of shares outstanding - diluted ***	52,556	53,008	52,883	49,917	51,994	52,358
Cash From Operating Activities	17,046	14,731	(637)	46,836	11,443	7,276
yoy growth	134%	10%	(104%)	88%	(1%)	95%
Cash, cash equivalents, and short-term investments	69,075	61,596	55,869	140,526	140,526	132,730
yoy growth	(48%)	(53%)	(4%)	198%	198%	242%

Total Deferred Revenue	194,326	187,852	179,086	160,182	160,182	156,691
yoy growth	24%	22%	21%	12%	12%	23%

* Year over year growth for ARR metrics and Total Adjusted Revenue for fiscal 2022 is calculated compared to an as-if combined basis for the same periods of the previous fiscal year.
** Margin % is calculated as a percentage of Adjusted Revenue.
*** Diluted weighted average number of common shares outstanding includes the dilutive effects of stock options, PSUs, and RSUs, for the purposes of determining Adjusted EPS. The amount may differ from diluted weighted average number of common shares outstanding disclosed in the Company’s financial statements, which excludes such dilutive securities when their effects are antidilutive.

We define Non-IFRS earnings per share ("Adjusted EPS") as diluted earnings (loss) per share adjusted for foreign exchange gain or loss, depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, fair value adjustments relating to acquired deferred commission, restructuring or reorganization charges and post-retirement benefits and non-recurring items, and income tax effects related to the non-GAAP adjustments.
Adjusted EPS is not a standardized financial measure under IFRS and therefore it may not be comparable to similar measures presented by other issuers. We believe this metric provides useful information to investors and others in understanding and evaluating our operating results as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.

Adjusted EPS (Non-IFRS) Reconciliation

	Q3 F2022	Q3 F2021
Diluted (loss) income per share	$ (0.13)	$ 0.04
Adjustments:
Depreciation and amortization(1)	0.12	0.03
Share-based compensation	0.09	0.06
Foreign exchange (gain) loss	0.01	—
Fair value adjustments relating to acquired deferred revenue	0.05	—
Fair value adjustments relating to acquired deferred commission	(0.01)	—
Non-recurring items(2)	0.05	—
Income tax effects related to non-GAAP adjustments(3)	(0.08)	(0.02)
Adjusted EPS	$ 0.10	$ 0.11
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.
(2)Non-recurring items for Q3 F2022 includes professional fees and other costs relating to the acquisition of NetMotion, integration costs, and legal expenses.
(3)Income tax effects related to non-GAAP adjustments is calculated based on the Company’s statutory tax rate of 27%.

Diluted weighted average number of Common Shares outstanding for Adjusted EPS for Q3 F2022 and Q3 F2021 is presented below.

	Q3 F2022	Q3 F2021
Basic weighted average number of common shares outstanding	50,727,764	49,334,291
Effect of dilutive securities:
Stock Option	69,136	388,048
PSU	720,945	811,160
RSU	1,037,798	1,824,042
Diluted weighted average number of common shares outstanding(1)	52,555,643	52,357,541
(1)Diluted weighted average number of common shares outstanding for Adjusted EPS may differ from diluted weighted average number of common shares outstanding disclosed in the Company’s financial statements, which excludes the impact of dilutive securities when their effects are antidilutive.